October 18, 2022

VIA EDGAR

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michelle Miller Bonnie Baynes Tonya K. Aldave John Dana Brown

Re:	Brookfield Asset Management Ltd. Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted September 21, 2022 CIK No. 0001937926

Dear Ladies and Gentlemen:

We are submitting this letter on behalf of Brookfield Asset Management Ltd. (the “Registrant” or “Manager”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated October 5, 2022 (the “Letter”), regarding the Registrant’s Amended Draft Registration Statement on Form F-1 (CIK No. 0001937926) confidentially submitted by the Registrant to the Commission on September 21, 2022. Concurrently herewith, we are electronically transmitting for filing the Registrant’s Registration Statement on Form F-1 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in the Letter, the Registrant has revised the Registration Statement to update certain other disclosures. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Amendment 1 to Draft Registration Statement on Form F-1

General

1.

We note recent news publications describing your $30 billion funding partnership with Intel to fund the cost of building new chip-making facilities in Chandler, Arizona. If this agreement is material to your business, please describe it in the prospectus and file it as an exhibit or tell us why you are not required to do so.

The Registrant acknowledges the Staff’s comment and advises the Staff that with respect to the agreements relating to the Intel funding partnership, neither the Registrant nor any of its subsidiaries are or will be party to any such agreements or will succeed to a party to such agreements, by assumption, assignment or otherwise. Further, while a subsidiary of Brookfield Asset Management ULC is the general partner of a fund that is party to such agreements, neither the Registrant or a subsidiary of the Registrant has any rights or obligations with respect to such agreements. As a result of the foregoing, the Registrant respectfully advises the Staff that such agreements are not required to be filed as an exhibit to the Registration Statement nor are they required to be described in the Registration Statement.

Notice to the Investors, page 2

2.

Revise to clarify that the financial information included in the prospectus has been derived, if true, from the “audited” balance sheet of Brookfield Asset Management Ltd. as of July 4, 2022 together with accompanying notes thereto, and also from the “audited” combined consolidated carve-out financial statements of Brookfield Asset Management ULC, as at December 31, 2021 and December 31, 2020 and for the years ended December 31, 2021, December 31, 2020 and December 31, 2019, with the accompanying notes thereto.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 18, 2022

In response to the Staff’s comment, the Registrant has revised the Registration Statement to clarify that the financial information included has been derived from the “audited” financial statements of Brookfield Asset Management Ltd. as of September 30, 2022 and for the period from July 4, 2022 to September 30, 2022, together with accompanying notes thereto, and also from the “audited” combined consolidated carve-out financial statements of Brookfield Asset Management ULC, as at December 31, 2021 and December 31, 2020 and for the years ended December 31, 2021, December 31, 2020 and December 31, 2019, together with the accompanying notes thereto.

Corporate Structure, page 71

3.

We note your response to prior comment 8. Please revise your diagram and related footnote disclosures on page 73 of the simplified corporate structure of the Manager immediately following completion of the Arrangement and the Special Distribution to disclose the following:

•	Revise to disclose the details of the Manager’s 0.7% issued and outstanding Class A shares received by Brookfield Reinsurance shareholders, including all entities involved.

•	Revise to disclose if the Corporation is the current or former parent to any entities, and provide a brief narrative for any change thereto.

The Registrant has revised the disclosure in the Registration Statement under “Corporate Structure” to address the Staff’s comments.

Pro Forma Financial Information, page 75

4.

We note your responses to prior comments 8, 9 and 10 and your disclosures on the Preliminary Prospectus cover page that the prospectus has been prepared by Brookfield Asset Management Ltd. (the “Manager”) and is being furnished to the shareholders of Brookfield Asset Management Reinsurance Partners Ltd. (“Brookfield Reinsurance”), in connection with the planned special dividend or distribution (the “Special Distribution”) by Brookfield Reinsurance of Class A limited voting shares of the Manager (“Class A Shares”) to the holders of its Class A exchangeable limited voting shares (“Brookfield Reinsurance Class A Shares”) and Class B limited voting shares (“Brookfield Reinsurance Class B Shares”).

And, that immediately before Brookfield Reinsurance effects the Special Distribution, Brookfield Asset Management Inc. (the “Corporation”) intends to implement a court approved plan of arrangement (the “Arrangement”) where upon completion of the Arrangement (i) the shareholders of the Corporation will become shareholders of the Manager, which will acquire a 25% interest in the Corporations asset management business, while retaining their shares of the Corporation. Please address the following:

•

Provide us with your accounting analysis of the Arrangement and the Special Distribution to Brookfield Reinsurance under U.S. GAAP, including by whom the Special Distribution will be affected. Refer to ASC 845-10-30; paragraphs 12-13.

The Registrant acknowledges the Staff’s comment and advises the Staff that the accounting considerations with respect to the Arrangement and the Special Distribution as described in the Registration Statement include the following:

•

The Arrangement involves the establishment of Brookfield Asset Management ULC with the Corporation contributing certain asset management businesses of the Corporation into Brookfield Asset Management ULC. The financial statements of Brookfield Asset Management ULC have been prepared on a historical cost basis in accordance with ASC 805-50-30-5 on the basis that Brookfield Asset Management ULC, prior to the Arrangement, is a wholly owned subsidiary of its parent, the Corporation, and therefore Brookfield Asset Management ULC has recognized the transferred net assets of the asset management businesses at their respective carrying values previously recorded by the Corporation (the transferring entity).

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 18, 2022

•

Further, as part of the Arrangement, the Corporation will undertake a spin-off transaction for Canadian federal income tax purposes and also for US federal income tax purposes such that the Corporation will contribute a 25% interest of Brookfield Asset Management ULC to the Manager, and in exchange, the Manager will effectively issue securities of the Manager to the Corporation’s existing shareholders on a pro-rata basis. All existing Corporation shareholders participate equally in the exchange at a four-to-one ratio; as a result, the Manager’s pro forma financial statements account for this step of the transaction as a pro-rata distribution to the Corporation’s existing shareholders as contemplated by ASC 845-10-30-10. Thus, the Manager has recognized its 25% interest in Brookfield Asset Management ULC at historical carrying values within the pro forma financial statements. Further, the Manager will equity account for its 25% interest in Brookfield Asset Management ULC as it is expected that Manager will exercise significant influence over Brookfield Asset Management ULC based on its 25% ownership interest and 50% representation on the board of directors of Brookfield Asset Management ULC.

•

In connection with the Special Distribution, Brookfield Reinsurance will subscribe for approximately 2.7 million Class A shares of the Manager for approximately $150 million of cash. Prior to the Arrangement taking effect and the subscription for Class A Shares, Brookfield Reinsurance will not be a shareholder of the Corporation, the Manager or Brookfield Asset Management ULC and therefore the subscription of Class A Shares of the Manager by Brookfield Reinsurance is a monetary transaction outside the scope of ASC 845-10-30. Subsequently, Brookfield Reinsurance will make a special dividend or distribution (i.e., the Special Distribution) of the Class A Shares of the Manager it receives in such subscription to holders of Brookfield Reinsurance Class A shares and Brookfield Reinsurance Class B Shares. Prior to effecting the Special Distribution, the board of directors of Brookfield Reinsurance must approve the Special Distribution as it is Brookfield Reinsurance that will be making the Special Distribution to Brookfield Reinsurance shareholders. Further, the shareholders of Brookfield Reinsurance will vote on whether the Special Distribution will be treated as a return of capital or as a dividend for Canadian tax purposes (as described in the Canadian tax disclosure included in the Registration Statement); however, the outcome of such vote will only affect the tax treatment of the Special Distribution for Canadian tax purposes to shareholders of Brookfield Reinsurance and it will not affect (i) whether the Special Distribution will be completed or (ii) the pro forma financial position of the Manager. Therefore, the pro forma financial statements, which are the pro forma financial statements of the Manager, do not reflect, and are not impacted by, the treatment of the Special Distribution as a return of capital or as a dividend for Canadian tax purposes.

In light of the Staff’s comment, the Registrant has enhanced its disclosure under “Pro Forma Financial Information” regarding the accounting for the Arrangement and Special Distribution.

•

Tell us and enhance your disclosures to clarify how the Special Distribution to the shareholders of Brookfield Reinsurance of the Manager Class A Shares is reflected in the Pro Forma statements, including if there could be an accounting impact to the Manager depending on how the shareholders of Brookfield Reinsurance elect the payment of Special Distribution as either a dividend or capital reduction.

The Registrant respectfully advises the Staff that the impact to the pro forma financial statements of the Manager as it relates to the Special Distribution pertains to the subscription by Brookfield Reinsurance of approximately 2.7 million Class A shares of the Manager which has been recorded as a share subscription for approximately $150 million of cash in the pro forma financial statements. The Registrant advises the Staff that the payment of the Special Distribution to shareholders of Brookfield Reinsurance as either a dividend or a return of capital has no impact on the Manager’s pro forma financial statements included in the Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 18, 2022

The Registrant has revised its disclosure to confirm that the Special Distribution has no impact on the pro forma financial statements on page 79 of the Registration Statement.

•

Disaggregate Common Equity – Manager in the Pro Forma balance sheet to present the underlying individual equity accounts, such as Common Stock Class A, Class B, Additional Paid in Capital and Retained Earnings to reflect the impact of the accounting for the Arrangement and Special Distribution to the Manager.

The Registrant acknowledges the Staff’s comment and has revised the pro forma financial statements to disaggregate common equity accounts between common stock, additional paid in capital and retained earnings.

•

Revise your Pro Forma Financial Statement headings to parenthetically refer to “Brookfield Asset Management Ltd. (the Manager),” and also add Manager to the resulting adjusted Pro Forma column heading.

The Registrant acknowledges the Staff’s comment and has revised the pro forma financial statement headings to refer to “Brookfield Asset Manager Ltd. (the Manager)”.

•	Revise to present the Manager financial statements as of July 4, 2022. Refer to Rule 3-05(b)(2).

The Registrant acknowledges the Staff’s comment and confirms that it has updated the pro forma financial statements to reflect the most current financial statements of the Manager and Brookfield Asset Management ULC.

•

Tell us your basis for including all of the accounts of Brookfield Asset Management ULC (pro forma)(1) in the Pro Forma financial statements and classifying the related adjustments to eliminate the 75% of the Asset Management Company to be retained by Brookfield Asset Management ULC as Transaction Accounting Adjustments when you define the Arrangement as the contribution by Brookfield Asset Management Inc. of 25% interest in its asset management business in exchange for shares of the Manager to the shareholders of the Corporation.

The Registrant advises the Staff that it has updated the presentation of the pro forma financial statements to reflect Manager’s 25% interest in Brookfield Asset Management ULC as a single line entry within transaction accounting adjustments.

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U.S. Securities and Exchange Commission

Division of Corporation Finance

October 18, 2022

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 880-6363.

Sincerely,

TORYS LLP

/s/ Mile T. Kurta
Mile T. Kurta

cc:

Bahir Manios

Brookfield Asset Management Ltd.

Karrin Powys-Lybbe

Torys LLP